Exhibit 99.1

Q4 2012 Capital Raising Presentation ASX:PGL OTC:PGLA www.progen-pharma.com Improving cancer patients’ lives Creating long term stakeholder value by delivering novel cancer therapeutics

Forward Looking Statements This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of muparfostat (PI-88), PG545, PG11047, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages. 2

Company Overview

Company Synopsis

- Progen Pharmaceuticals Ltd is a dual-listed, oncology drug development company (ASX:PGL, OTC: PGLA).
- Our core focus is the development of anti-angiogenesis and anti-metastatic products. This dual-mechanism therapeutic approach focuses on controlling both tumour growth and spread.
- In 2010, Progen licensed PI-88 to Medigen Biotechnology Corporation. Medigen is currently undertaking a Phase 3 clinical for PI-88 in post resection HCC (PATRON Trial) in Asia.
- Progen's remaining drug candidate, PG545 is currently in preclinical development with a plan to commence a phase 1 clinical trial during 2013.
- Progen also has a 100% owned subsidiary, PharmaSynth, which is a pharmaceuticals Contract Manufacturing Organisation, serving Australian and international biotechnology companies.

www.progen-pharma.com

PROGEN PHARMACEUTICALS

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PG545 - Facts Heparan Sulfate Mimicry Heparanase Inhibition Blocks breakdown of extracellular matrix Angiogenic Growth Factor Inhibition (incl. VEGFs, FGFs) via interaction with the heparan sulfate-binding domain Angiogenesis PG-545 Angiogenesis, Metastasis & Inflammation 4 PG545 is a proprietary compound developed from an in-house rational drug discovery program which is protected by patent applications in all key markets. PG545 is a single molecular entity, unlike similar classes of agents such as PI-88 (Progen) and M-402 (Momenta), with fully synthetic manufacture and low cost of goods. Initially indicated for advanced cancer patients with solid tumours. Has a favourable target product profile. PI-88 is the first in class heparanase inhibitor, PG545 is potentially the best-in-class with superior drug like properties.

PG545 – History 5 During 2011, PG545 entered “an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumours” via a subcutaneous route of administration. Following injection site reactions seen in patients, Progen halted the clinical trial. Encouragingly, no significant systemic toxicities were observed at the doses administered. Progen undertook additional preclinical studies to assess an IV route of administration. Progen engaged independent experts to assess a change in the route of administration from preclinical, clinical and commercial perspectives. The experts did not find any reason that would halt the development of PG545 based on an IV route of administration. In December 2011, Progen commenced licensing discussions with potential partners to continue the preclinical and clinical development of PG545.

PG545 – Plans for the future 6 Progen is currently strengthening PG545’s preclinical package by initiating a Good Laboratory Practice (GLP) toxicology study for PG545 using an IV route of administration. Progen intends to re-enter a Phase 1 clinical trial in 2013 pending supportive results from the abovementioned GLP toxicity study. In parallel, Progen will continue its business development campaign to search for a suitable partner to assist in the ongoing clinical development of PG545.

Capital Raising Progen will seek to raise additional capital during Q1 2013 The proposed terms for the capital raising are as follows: Non renounceable, fully underwritten rights issue to raise approximately $3m Entitles shareholders to 3 shares for every 5 shares held Shareholders will have the opportunity to apply for additional shares through a shortfall facility The rights issue will be priced based on a volume weighted average price over the 3 months preceding the offer opening date The underwriter will take up any under-subscription The funds will be used for continued preclinical and clinical development of PG545 and additional working capital. The terms of the rights issue are subject to the final approval of the Board and an agreement with the proposed underwriters 7

Capital Structure and Financials As at 30 June 2012 Cash: AUD$5.02 million Total Shares: 24,709,097 (~10% OTC PGLA; ~90% ASX PGL) Unlisted options on issue: 337,000 Net Tangible Assets per Share: AUD$0.23 Top 20 Shareholders: 54% of issued shares Substantial Shareholders: 22% of issued shares Medigen Biotechnology Corporation (8.46%) Su-Hua Chuang et al (8.59%) CCH Investments et al (5.03%) Market Cap: AUD$5.93 million @AUD$0.24 (as at 1 October 2012) Board Mr. Stuart James Non-Executive Chairman Mr. Heng Tang Non-Executive Director Mr. W.J. Jiang Non-Executive Director Mr. Blair Lucas Company Secretary 8 Sue MacLeman suem@progen-pharma.com +61 437 211 200